Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Adobe Systems Incorporated:

We consent to the use of our report dated January 23, 2009, with respect to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of November 28, 2008 and November 30, 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended November 28, 2008, and the effectiveness of internal control over financial reporting as of November 28, 2008.

Our report on the consolidated financial statements refers to changes in accounting for tax uncertainties in fiscal 2008 and quantifying errors in fiscal 2006, resulting from the adoption of new accounting pronouncements.

/s/ KPMG LLP

Mountain View, California

October 29, 2009